TELE NORTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF: 02.558.154/0001-29
                              NIRE: 53.300.005.761
                             A PUBLICLY-HELD COMPANY


Minutes of the Meeting of the Board of Directors held on August 30, 2002

DATE, TIME and PLACE: held on August 30, 2002, at 2:00 p.m., at Hotel Le Meridien, located at Avenida Atlantica 1020, Copacabana, in the City of Rio de Janeiro, State of Rio de Janeiro.

ATTENDANCE: the following Board members were present at the meeting, as per the signatures affixed in the attendance list attached hereto: Arthur Joaquim de Carvalho, Jacques de Oliveira Pena, Veronica Valente Dantas, Franklin Madruga Luzes, Marcos Nascimento Ferreira, Jose Leitao Viana, Maria Amalia Delfim de Melo Coutrim, Jorge da Cunha Fernandes, Rodrigo Bhering Andrade, Marco Antonio Horta Pereira and Paulo Conte Vasconcellos.

INVITEES: the following persons also attended the meeting as invitees: the Financial Officer of the Company, Mr. Joao Cox, the Human Resources Officer, Mr. Aloysio Jose Mendes Galvao, the members of the Board of Directors of Telemig Celular Participacoes S.A., Ms. Danielle Silbergleid Ninio and Mr. Luiz Augusto Britto de Macedo, and the attorneys Kevin Michael Altit and Renato Tastaldi Portella.

CALL: The Board members were duly and timely called by the Chairman of the Board of Directors pursuant to the Company's Bylaws.

PRESIDING BOARD: the meeting was presided over by the Chairman of the Board of Directors, Mr. Arthur Joaquim de Carvalho, as provided for in the Company's Bylaws, who invited Mr. Kevin Michael Altit to act as secretary of the meeting, with the unanimous consent of the Board members in attendance.

AGENDA:

Items of Business

(a) reelection of Mr. Joao Cox Neto for the position of Financial Officer and Investor Relations Officer of the Company;

(b) election of Mr. Antonio Jose Ribeiro dos Santos for the position of Chief Executive Officer (CEO) of the Company, in the stead of Mr. Barry Bystedt;



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(c)  ratification of the terms of the employment contract termination of Mr.
Barry Bystedt;

(d) ratification of the conditions for hiring of Mr. Antonio Jose Ribeiro dos Santos for the position of CEO of the Company;

(e) review of the Internal Regulations of the Board of Directors of the Company;

(f) call of an extraordinary general meeting of the Company to resolve on: (i) the rectification and ratification of the minutes of the Annual and Extraordinary General Meeting of the Company, held on April 29, 2002; and (ii) the amendment to the Company's Bylaws to eliminate the position of Technical Officer;

(g) rectification and ratification of the Policy for Disclosure of Material Acts or Facts and Market Relations of the Company, approved at a meeting of the Board of Directors held on July 2, 2002, especially in view of the supervening changes introduced by CVM/SGE Letter Circular No. 02/02 in CVM Ruling No. 358/02;

(h)  resolution as to contracting of a depositary bank abroad;

(i) authorization for the Company's Executive Committee to initiate negotiations seeking to maximize the value of the assets relating to the cellular signal receiving and transmission towers, and to adopt related measures; and

(j) authorization for the Company's Executive Committee to initiate negotiations seeking to maximize the value of the assets relating to the call center, and to adopt related measures.

Subjects for Information
------------------------

(a) follow-up on the budget for the financial statements of the Company for the second quarter of 2002 (consolidated and holding company); and

(b)  updating on the PCS.

INSTALLATION: after having read the Agenda and verified that there was sufficient quorum for installation of the meeting, the Chairman of the Board of Directors welcomed all those present and called the meeting to order.

The Chairman of the Board of Directors suggested that these minutes be drawn up in summary form, as provided for in article 130, paragraph 1 of Law 6404/76, which was unanimously approved by the Board members in attendance.



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RESOLUTIONS:

Upon opening of the meeting, the Chairman thanked the members of the Board of Directors for having unanimously agreed to hold this meeting in the City of Rio de Janeiro.

The Chairman of the Board of Directors also stated that this was an important meeting for the Company, since it marked the reestablishment of control by the majority shareholder of the Company's course of business through election of a majority of the Board members. The Chairman of the Board of Directors pointed out the difficulties faced by the Company's senior management during the last eighteen (18) months, which period was marked by the disturbance resulting from the conflict between the Company's interests and those of certain shareholders, which began appointing senior managers. The Chairman stressed that restoring the order and conducting the Company's business during the aforementioned period had demanded swift and decisive action from senior managers, which resulted in the volume of items included in the agenda and their importance for the Company.

The Chairman of the Board also stated that he had received the voting directives (instrucao de voto) drawn up by the companies Newtel Participacoes S.A. and Telpart Participacoes S.A., and attesting to their lawfulness, ordered that it be recorded in these minutes that he will enforce compliance with the provisions of article 118, paragraph 8 of Law 6404/76, with the wording given by Law 10303/01, further informing that he will recognize the enforceability of the provisions set out in paragraph 9 of the same article, should it be the case. The Chairman of the Board of Directors requested that it be recorded in these minutes that the Presiding Board had received the voting directives given by the companies Newtel Participacoes S.A. and Telpart Participacoes S.A., as direct and indirect controlling shareholders of the Company, respectively. The Chairman of the Board pointed out that by force of a shareholders' agreement filed at the Company's headquarters, the voting directives thus received have a binding nature, and therefore shall be observed by all members of the Board of Directors appointed by Telpart Participacoes S.A., as set forth in Law 6404/76.

Moving forward on the Agenda, the Chairman of the Board of Directors put up item
(a) of the Agenda for discussion. The Secretary asked for the floor to request that it be recorded in these minutes the submission of the statement dealt with in article 2 of CVM Ruling No. 367 of May 29, 2002, duly signed by Mr. Joao Cox Neto, as well as his resume, in compliance with article 3, paragraph 2 of the aforementioned Ruling. The matter was put up for a vote, and the Board members in attendance voted unanimously in favor of reelection of Mr. Joao Cox Neto for the position of Financial Officer and Investor Relations Officer of the Company. The Officer



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reelected, who was also present, then asked for the floor to declare that he is not impeded in any way from engaging in business activities, and that he waives the compensation inherent to this position, since he will be entitled to compensation as a result of his election on August 29, 2002 as Chairman of the Executive Committee of Amazonia Celular S.A. - Maranhao. Therefore, the compensation of the Financial Officer shall be limited to the lowest amount possible to satisfy tax and social security legislation. The Board member Mr. Marco Antonio Horta Pereira requested that it be recorded his opinion that the Company's new phase, marked by this meeting, should start a period in which information to Board members are provided with more transparency, as was the information of the annual compensation of the Financial Officer now elected. With respect to the compensation of the Company executives, the Board member Mr. Paulo Conte Vasconcellos stated his opinion that the Company's compensation policy should align the Company's interests with those of its executives, favoring the variable portion linked to result targets. The Board member Mr. Jorge da Cunha Fernandes, called the attention of the attendees to the need of complying with tax and social security legislation with regard to the fringe benefits given to the Executive Committee, and the Secretary explained that the Company is aware of the matter and has already taken steps to confirm the appropriateness of its procedures.

The Chairman of the Board of Directors then moved on to item (b) of the Agenda. The Secretary asked for the floor to request that it be recorded in these minutes that Mr. Antonio Jose Ribeiro dos Santos will submit the statement dealt with in article 2 of CVM Ruling 367/02, and his resume is at the disposal of the Board members, in compliance with article 3, paragraph 2 of the aforementioned Ruling. The matter was put up for a vote, with the unanimous approval of the election of Mr. Antonio Jose Ribeiro dos Santos for the position of CEO of the Company, who was welcomed by the other Board members, who wished him success in his new position. Mr. Antonio dos Santos shall submit a statement to the effect that he is not impeded in any way from engaging in business activities.

Subsequently, the Chairman of the Board of Directors put up for a vote item (c) of the Agenda, informing those in attendance that Mr. Barry Bystedt was no longer the Company's CEO. In response to questions posed by Board member Mr. Jorge da Cunha Fernandes, the Human Resources Officer of the Company, Aloysio Galvao, informed that the amount to be paid Mr. Barry Bystedt upon termination of his employment contract is in keeping with the terms of such instrument, with regard to involuntary extinguishment of the contractual relationship. The Chairman described the meeting held with Mr. Barry Bystedt, which resulted in a letter sent by such executive and read aloud during the meeting. The Board members in attendance unanimously voted for approval of the Executive Committee's proposal regarding withdrawal of the aforementioned executive, containing the financial conditions of



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the employment contract termination of Mr. Barry Bystedt, which after having been signed by all those present, was filed at the Company's headquarters.

Moving on to item (d) of the Agenda, the Company's Human Resources Officer, Mr. Aloysio Galvao, submitted to those in attendance the compensation conditions proposed to Mr. Antonio Jose Ribeiro dos Santos, explaining that the fixed portion of the amounts to be paid to the abovementioned executive are compatible, and even lower than current market conditions, according to a survey contracted with the consulting firm Mercer Human Resources Consulting. At the request of Board members Messrs. Marco Antonio Horta Pereira, Paulo Conte Vasconcellos and Jorge da Cunha Fernandes, the goals to be set for calculation of the variable compensation of the aforementioned executive shall be submitted to the Board of Directors in due course. The matter was put up for a vote by the Chairman of the Board of Directors, and the Board members in attendance unanimously voted favorably to ratification of the hiring conditions of Mr. Antonio Jose Ribeiro dos Santos for the position of CEO of the Company, as per the voting directives given by Newtel Participacoes S.A., in accordance with the proposal submitted by the Executive Committee, which after having been initialed by the Chairman of the Board of Directors and by the Secretary, was filed at the Company's headquarters. The Chairman of the Board of Directors emphasized that the compensation conditions offered the new CEO are identical to those given to the officer replaced, except for payments resulting from termination, which will only become effective as from the 13th month of the contract.

The Chairman of the Board of Directors then put up for a vote item (e) of the Agenda. Board member Mr. Jorge da Cunha Fernandes asked the legal counsel of the Company, Mr. Kevin Michael Altit, whether there was any restriction under the Internal Regulations, as proposed, to the relationship between a Board member and the Executive Committee, and it was explained that despite the fact that the Board of Directors is the decision-making body, and its meetings are the proper venue to address matters that fall within the authority and interest of such body, there are no impediments in the law, the Bylaws or the Internal Regulations that would prevent the Board member from having a relationship with members of the Executive Committee, provided that such relationship does not entail an unequal treatment among the Board members. Having reviewed and examined the Internal Regulations of the Company's Board of Directors, the Board members in attendance voted unanimously for approval of the aforementioned Instrument, with the amendments stated in the voting directives of Newtel Participacoes S.A. A copy of the Internal Regulations, approved and initialed by the Chairman of the Board of Directors and by the Secretary, was filed at the Company's headquarters. The Board member Mr. Marco Antonio Horta Pereira, whose vote was cast pursuant to the provisions of article 118, paragraph 8 of Law 6404/76, in view of the voting directives of Newtel Participacoes S.A., presented a statement expressing his disagreement with regard to



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the matter voted, which statement was received by the Chairman of the Board of
Directors and filed at the Company's headquarters.

The Chairman of the Board of Directors then put up item (f) of the Agenda for a vote. The Board members in attendance unanimously approved the call for an Extraordinary General Meeting of the Company with a view to resolving on: (i) the rectification and ratification of the minutes of the Annual and Extraordinary General Meeting of the Company, held on April 29, 2002, pursuant to the proposal submitted by the Executive Committee; and (ii) the amendment to the Company's Bylaws in order to eliminate the position of Technical Officer;

Subsequently, the Chairman of the Board of Directors put up item (g) of the Agenda for a vote. After having been carefully scrutinized and reviewed, the proposal for rectification and ratification of the Policy for Disclosure of Material Acts or Facts and Market Relations of the Company was unanimously approved by the Board members in attendance.

Moving on to item (h) of the Agenda, the matter was put up for a vote by the Chairman of the Board of Directors. The Board members in attendance unanimously voted for authorizing the Executive Committee to execute the Deposit Agreement with Bank of New York in the manner submitted by the Executive Committee, which informed that this had been the best proposal received by the Company according to a table submitted, which after having been initialed by the Chairman of the Board of Directors and by the Secretary, was filed at the Company's headquarters. In addition, the Board of Directors approved the delegation of powers to the Executive Committee for negotiation of terms more favorable to the Company's interests. However, the minimum fees charged by the depositary bank to the Company were set at two million two hundred thousand United States dollars (US$ 2,200,000.00).

Subsequently, the Chairman of the Board of Directors put up for a joint vote items (i) and (j) of the Agenda, pointing out that such matters have been discussed by the Board since October 2000, and despite the Executive Committee's insistence that a decision be made on the matter, senior members of the Board of Directors appointed by shareholders in disregard of the voting directives of Newtel Participacoes S.A., jointly with other members appointed by minority shareholders, had blocked all efforts toward maximizing such assets, which may represent losses for the Company of up to approximately ninety million United States dollars (US$ 90,000,000.00) resulting from depreciation of the market value of such assets. The Board members in attendance unanimously approved the proposal of delegating to the Company's Executive Committee the powers necessary to initiate negotiations with a view to maximizing the value of the assets relating to: (i) the cellular signal receiving and transmission towers; and (ii) the call center, with the adoption of related measures.



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The Executive Committee shall submit to the Board of Directors for consideration the business proposals that better meet the Company's interests.

SUBJECTS FOR INFORMATION:

Presentations were made on the operating income of the Company for the second quarter of 2002 (consolidated and holding company) and updating on the PCS. The explanations requested by the members of the Board of Directors were duly provided.

ADJOURNMENT:

After having discussed all matters of the Agenda, there being no further business to transact, the Meeting was adjourned for the time required to draw up these minutes, which after having been read and found to be in order, were signed by those in attendance.

[a true copy of the minutes filed in the proper book]

Documents filed:

(i)   List of Attendance of the members of the Board of Directors;

(ii) Voting directives of Newtel Participacoes S.A. and Telpart Participacoes S.A. to the Chairman of the Board of Directors;

(iii) Voting directives of Opportunity Mem S.A. to the members of the Board of Directors elected by Telepart Participacoes S.A. by appointment of Newtel Participacoes S.A.;

(iv)  statement signed by Mr. Joao Cox Neto;

(v)   Resume of Mr. Joao Cox Neto;

(vi) Letter addressed by Mr. Barry Bystedt to the Chairman of the Board of Directors;

(vii) Ratification of the conditions of the employment contract termination of Mr. Barry Bystedt;

(viii) Resume of Mr. Antonio dos Santos;

(ix)   Approved version of the Internal Regulations of the Company;




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(x)    Statement of the Board members Mr. Marco Antonio Horta Pereira, informing of his disagreement in relation to item (e) of the Agenda;

(xi) Proposal for Rectification and Ratification of the Company's Annual and Extraordinary General Meeting held on April 29, 2002;

(xii) Proposal for amendment to the Company's Bylaws, eliminating the position of Technical Officer;

(xiii) Proposal for rectification and ratification of the Policy on Disclosure of Material Acts or Facts and Market Relations of the Company; and

(xiv)  Translated version of the Deposit Agreement.


Rio de Janeiro, August 30, 2002


--------------------------------------------------------------------------------
Signed                                       Signed
Arthur Joaquim de Carvalho                   Kevin Michael Altit
Chairman of the Board of Directors           Secretary
--------------------------------------------------------------------------------
Signed                                       Signed
Jacques de Oliveira Pena                     Veronica Valente Dantas
Board member                                 Board member
--------------------------------------------------------------------------------
Signed                                       Signed
Franklin Madruga Luzes                       Marcos Nascimento Ferreira
Board member                                 Board member
--------------------------------------------------------------------------------
Signed                                       Signed
Jose Leitao Viana                            Maria Amalia Delfim de Melo Coutrim
Board member                                 Board member
--------------------------------------------------------------------------------
Signed                                       Signed
Jorge da Cunha Fernandes                     Rodrigo Bhering Andrade
Board member                                 Board member
--------------------------------------------------------------------------------
Signed                                       Signed
Marco Antonio Horta Pereira                  Paulo Conte Vasconcellos
Board member                                 Board member
--------------------------------------------------------------------------------

[rubber stamp of the Commercial Registry of the Federal District dated September 10, 2002, bearing No. 20020527780, Protocol No. 02/052778-0]

[initials of attendees on all pages]